15 May 2012

Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C 20549


Dear Mr. Schwall


Sasol Limited Annual Report on Form 20-F for the Year Ended June 30, 2011 Filed October 7, 2011
File No. 1-31615

We refer to the Staffs comment letter dated 20 April 2012, relating to the Form 20-F of Sasol Limited (the "Company") for the year ended 30 June 2011. Set forth below in detail are the responses to the Staff's comments, which have been provided in each case following the text of the comment in the Staff's letter. The Staff is referred to the definitions contained in the Form 20-F for the year ended 30 June 2011.

1.	We note disclosure here and throughout the Form 20-F regarding contacts with Iran. Please update us on your contacts with Iran since your letters to us of April 13, 2006 and July 21, 2006, and with Syria and Sudan since your letter to us of March 11, 2008, whether through subsidiaries, distributors, resellers, affiliates or other indirect arrangements. In this regard, we note that your Form 20-F does not provide disclosure about contacts with Syria and Sudan. Please tell us about the outcome of the feasibility studies relating to a gas-to-liquids project in Iran discussed in your 2006 letters and the potential ammonia/urea project at Assaluyeh, Iran discussed in your 2009 Form 20-F, and tell us about the ethane cracker commissioned at your Arya Sasol Polymer Project in November 2007 and the low-density polyethylene plant and high-density polyethylene plant that reached beneficial operation in 2009. Please discuss whether and how these activities affected your disclosure about the risk of violating sanctions based upon the business you do in Iran and the products that you produce there.

Response
The Company does not have any operations in Syria or the Sudan and is not contemplating investing in operations in these countries.



As noted in our response letter dated 11 March 2008, the Company, directly through its affiliates, Sasol Olefins and Surfactants, Sasol Solvents and Sasol Wax and through its distributors, has sold chemical products to entities in Syria and the Sudan. Refer to response to comment 4 below for details.

The Company has a 63,64% interest in the National Petroleum Refiners of South Africa (Pty) Ltd (Natref) refinery, with its joint venture partner owning the remaining interest. The Natref refinery is managed and operated on a time basis proportional to each partner's interest. Each joint venture partner sources its crude oil requirements and markets refined products from its utilisation of the Natref refinery independently from the other partner. Accordingly, the Company has no control over its joint venture partner's management, crude oil purchases or marketing operations involving the Natref refinery. With respect to the Company's utilisation of the Natref refinery, in the past approximately 50% of its crude oil requirements has been obtained from the Middle East (approximately 12 000 barrels per day (bpd) of crude oil was purchased from Naftiran Intertrade Company Limited of Iran and approximately 19 300 bpd of crude oil was purchased from Saudi Arabia), through crude oil spot and term contracts, respectively. Purchases from Iran were terminated and the last Iranian crude cargoes were uplifted in February 2012. Replacement of crude oil is being sourced from Saudi Arabia and spot markets, including West Africa and other sources.

The feasibility studies relating to the gas-to-liquids project and a potential ammonia/urea project in Iran did not result in any further developments or investments. The Company is not pursuing any new opportunities in Iran.

With regards to the risks associated with the Arya Sasol Polymer plant, the following should be noted:

*	The risks related to the sanction programmes administered by the United States (US) government do not currently, in our view, apply directly to either the Company or its affiliates involved in activities in Iran, as none of them would be considered US persons under these regulations. Nonetheless, because the Company is a multi-national enterprise, the Iranian Transactions Regulations (ITR), administered by the US Treasury Department Office of Foreign Assets Control (OFAC), may apply to certain entities within the group, including US employees, investors and certain subsidiaries.

*	Accordingly, the Company has initiated a review of its Iranian activities and is currently considering divestment options, and has apprised OFAC of its intention to divest of this investment.



2.	As you know, Iran, Syria and Sudan are identified by the U.S.
Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Your response should describe any services or products you have provided to Iran, Syria and Sudan and any agreements, commercial arrangements, or other contacts you have had with the governments of these countries, or entities controlled by their governments. We note for instance that your Arya Sasol Polymer joint venture partner is a subsidiary of the National Petrochemical Company of Iran and that Natref obtains crude oil from Naftiran
Intertrade Company Limited, which is wholly-owned by National Iranian
Oil Co.

Response
The Company does not have any direct agreements, commercial arrangements, or other contacts with the governments of Iran, Syria and Sudan, or to our knowledge with entities controlled by them.

As noted above, with respect to the Company?s 63,64% interest in the Natref facility, the Company has in the past obtained approximately 50% of its crude oil requirements from the Middle East (of the purchases from the Middle East, approximately 12 000 barrels per day (bpd) of crude oil was purchased from Naftiran Intertrade Company Limited of Iran and approximately 19 300 bpd of crude oil was purchased from Saudi Arabia) through crude oil spot and term contracts, respectively. Purchases from Iran were terminated and the last Iranian crude cargoes were uplifted in February 2012.

Sasol Polymers Germany GmbH, a company incorporated and having its principal place of business in Germany, is a wholly-owned subsidiary of the Company, which entered into a joint venture, Arya Sasol Polymer Company (ASPC), with National Petrochemical Company of Iran (NPC) to construct and operate an integrated ethylene and polyethylene production facility in Iran in 2003. Since 2003, NPC has diversified its shareholding into various private companies and to the Company?s knowledge, NPC currently holds only approximately a 20% indirect shareholding in ASPC.

The Company seconds contractually a number of employees (approximately 12) to ASPC, who report and are accountable to ASPC's management on a daily basis. The involvement of NPC in ASPC in Iran is mainly limited to a feedstock supplier and periodically the provider of human resources, who are accountable to ASPC's management. Accordingly, the Company and NPC are not involved in the daily operations and decision making of ASPC. Both the Company and NPC participate as non-executive directors on the ASPC board in terms of the shareholders agreement and their influence on the management of ASPC are limited to those board decisions.

3.	Please tell us whether any of the services, products, compounds or by-products you produce in or export to Iran, Syria or Sudan, directly or indirectly, have military or weapons applications. Describe any such applications made of those services, products, compounds or by-products in or by those countries, of which you are aware.

Response
The Company does not sell products of a military nature or products with a dual military application knowingly directly to Iran, Syria and the Sudan.

4.	Please discuss the materiality of your contacts with Syria and Sudan described in response to the foregoing comments and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

Response
The Company does not have any operations in Syria or the Sudan and is not contemplating investing in operations in these countries.

The Company, directly through its affiliates Sasol Olefins and Surfactants, Sasol Solvents and Sasol Wax, and indirectly through its distributors, has sold chemical products to entities in Syria and the Sudan. None of these products were manufactured in the Company's US based operations, nor were any of these products sold by an entity incorporated in the US. Sales for the six months ended 31 December 2012 and the years ended 30 June 2011, 2010 and 2009 were as follows:


Half year
Full year
Full year
Full year

2012
2011
2010
2009

R' million
R' million
R' million
R' million
Syria
6
13
12
17
The Sudan
-
2
5
8

6
15
17
25
Total group revenue
83 303
142 436
122 256
137 836
% of group revenue
0,01%
0,01%
0,01%
0,02%

The products are generally used in the detergent, personal care and food industries and in the production of paint and adhesives. All of these products are commodity-type products which are readily available from many suppliers in the international market. Based on the above, the revenues generated by these products do not constitute a material portion of group revenue. The Company does not have any associated assets or liabilities, except for the related trade receivables associated with the revenue generated above, which are not material. The Company does not believe that a reasonable investor would considerSasol's interests and activities in the Sudan or Syria to be a material investment risk, either from an economic, financial or reputational point of view, given their extremely limited extent and nature.

Although the Company cannot predict future interpretations of sanction provisions and/or implementation policies of governments, we believe that our activities, as mentioned above, do not infringe any current US or European Union sanctions and United Nations resolutions. The Company continues to evaluate the risk and implications of sanctions on our activities, and we have implemented measures to ensure that the Company, and in particular our US employees, investors and subsidiaries of the group do not violate US sanction legislation.

5.	We note your disclosure about the potential for reputational harm from your activities in Iran. Please discuss for us, with a view towards disclosure in future filings, the potential for reputational harm from your business relationships with Naftiran Intertrade Company Limited, which was sanctioned by the U.S. government in 2010 for financing energy projects in Iran, and with subsidiaries of the National Petrochemical Company of Iran and National Iranian Oil Co., both of which are on the U.S. Department of Treasury's Specially Designated Nationals List.

Response
The Company has mitigated the potential reputational harm associated with procurement of Iranian crude oil from Naftiran Intertrade Company Limited, by terminating the purchases of Iranian oil and the last Iranian crude cargoes were uplifted in February 2012.

The risks related to the sanction programmes administered by the US government do not currently, in our view, apply directly to either the Company or its affiliates involved in activities in Iran, as none of them would be considered US persons under these regulations. Nonetheless, because the Company is a multi-national enterprise, the Iranian Transactions Regulations (ITR), administered by the US Treasury Department Office of Foreign Assets Control
(OFAC), may apply to certain entities within the group, including US employees, investors and certain subsidiaries.

Accordingly, the Company has initiated a review of its Iranian activities and is currently considering divestment options, and has apprised OFAC of its intention to divest of this investment

6.	In future filings, please make clear that the Iran Sanctions Act has been amended by the Comprehensive Iran Sanctions, Accountability and Divestment Act of 2010.

Response
We confirm that the disclosure in future filings will make reference to the Comprehensive Iran Sanctions, Accountability and Divestment Act of 2010.



7.	We note that in March and June 2011 you acquired a 50% stake in
 Talisman Energy Inc.'s Farrell Creek and Cypress A shale gas assets located in Canada for R14.2 billion total, for which you paid R3.8 billion in cash, and will settle the remainder of the purchase consideration through capital carry obligations. Please expand your disclosure to clarify the total amount recorded for the acquisitions and discuss the length and terms of your capital carry obligations. If the total value recorded for the acquisitions is not the R14.2 billion identified as the total purchase consideration, please explain your basis for recording the transactions at a lower amount.

Response
On 1 March 2011, all conditions precedent in respect of the Farrell Creek transaction were met, resulting in the transaction becoming effective. The transaction was valued at R7,1 billion (CAD1 050 million). On 8 March 2011, the Company exercised its option in respect of the Cypress A assets under essentially the same terms and conditions as the Farrell Creek transaction. This transaction was concluded on 10 June 2011 when all conditions precedent were fulfilled and was valued at R7,1 billion (CAD1 050 million). These transactions gave effect to the Company acquiring a 50% interest in the Farrell Creek and Cypress A shale gas assets located in the Montney Basin, of British Columbia, Canada. Talisman Energy Inc. (Talisman), a Canadian-based company, retained the remaining 50% and continued as operator of the assets, which comprise proved and unproven properties as well as the associated gas gathering systems and processing facilities.

A cash consideration of R2 068 million (CAD295,7 million) and R1 755 million (CAD250,8 million) was paid at the effective dates of the Farrell Creek and Cypress A transactions, respectively. The total cash consideration of R3 823 million is disclosed in the 2011 Form 20-F under "Item 5. Operating and financial review and prospects-5.B Liquidity and capital resources-Liquidity-Investing activities" on pages 201 to 203 of the 2011 Form 20-F and in note 55 (Acquisitions) to the consolidated annual financial statements on page
F-162 of the 2011 Form 20-F. The remainder of the total purchase price will be settled through the capital carry obligation. The cash considerations were recognised as the acquisition cost of the assets on the respective effective dates. Subsequent to the effective date of the transactions, an amount of R1,3 billion has been spent on additional capital expenditure to 30 June 2011. The initial acquisition cost and subsequent capital expenditure is accounted for in accordance with the successful efforts method of accounting. Exploration and development costs that relate to reserves are capitalised and recognised in the statement of financial position as an asset under construction. Costs that do not directly relate to reserves are charged to the income statement as and when the costs are incurred. On completion of the reserve determination process, the proved undeveloped reserves are converted to proved developed reserves, and the development costs are transferred from assets under construction to property, plant and equipment in the statement of financial position. Where it is determined that there are no reserves, previously capitalised costs are charged as an expense to the income statement.

In terms of the partnership agreements, the Company has agreed to fund
 92,5% of specific qualifying costs incurred during the funding commitment period. It is anticipated that the capital carry will be fully utilised within the first five years of development. Cash calls are made against the capital carry by the operator each quarter, at which time the Company becomes obligated to meet these cash calls. The obligation to pay for the capital carry is only triggered when the specific qualifying costs are incurred. In the event of default, that is should the Company fail to meet the cash call, the operator can call upon the total outstanding capital carry amount.

The unspent capital carry is disclosed as a performance guarantee in the notes to the annual financial statements (at 30 June 2011 this amounted to R11 737 million). There were no defaults at 30 June 2011 in respect of the payment of the cash calls against the capital carry, which would have resulted in the unpaid amounts of the capital carry being recognised as a provision in terms of IAS 37, Provisions, Contingent Liabilities and Contingent Assets.

As the capital carry related to these transactions is utilised, the costs are recognised either as an asset under construction or as property, plant and equipment in the statement of financial position, depending on the related classification of the associated reserves. The recognition of the amounts is in accordance with the successful efforts method of accounting.

8.	We note the disclosed reserves attributed to Sasol Petroleum
International. Please amend your document to include your synthetic oil reserves. Refer to Items 1202(a)(1)- 1202(a)(4) of Regulation S-K.

Response
Sasol Petroleum International does not have synthetic oil reserves.
The shale gas reserves attributable to Sasol Petroleum International's Canadian operations are currently disclosed under natural gas and sold in the open market via the existing pipeline infrastructure. The Company will clarify our disclosure in future filings to separately reflect the shale gas reserves.

9.	Please explain to us the source(s) for feed stock coal that
is converted to synthetic oil, the historical conversion factors for extracted coal reserves to synthetic oil (tonne coal/barrel oil) and the conversion factor used to estimate your synthetic oil reserves. Address whether you have reduced your disclosed coal reserves to accommodate synthetic oil reserves. We may have further comment.

Response
The feedstock coal that is converted into synthetic oil is sourced from our mining operation's Secunda Mining Complex, which comprises four underground mines. Refer to "Item 4.D - Property, plants and equipment -Mining properties and operations - Secunda operations" on pages 119 to 124 of the 2011 Form 20-F.

**CONFIDENTIAL TREATMENT REQUESTED BY SASOL LIMITED, PURSUANT TO
RULE 83**

Sasol Mining's total resources and reserves are reported in the 2011
Form 20-F resources and reserves statements included in "Item
4.D - Property, plants and equipment - Mining properties and operations". These reported reserves have not been decreased by the synthetic oil reserves as reported in Table 4 of the supplemental oil and gas information on page G-5 of the 2011 Form 20-F as the disclosure under
Item 4.D is inclusive of Sasol Mining's total coal resources and reserves available for mining operations. We will clarify our disclosure in future filings to indicate this fact.

10.	We note your statement, "During 2011, the capital expenditures made in Gabon, with the drilling of two new wells in the Etame Marin Permit, resulted in the conversion of 1,9 Mbbl of previously undeveloped oil reserves to proved developed reserves." Please amend your document to disclose the figures for these capital expenditures.
Refer to Item 1203(c) of Regulation S-K.

Response
The proved developed reserves in the Gabon Marin Permit area were added as a result of the drilling of two development wells. The drilling expenditure relates to well ET-7H at an equity share cost of US$14,5 million and well ETBSM-2H at an equity share cost of US$6,4 million. The relevant capital expenditures will be included in future fillings.

11.	We note that you have 800 BCF of proved gas reserves that have remained undeveloped for five years. Rule 4-10(a)(31)(ii) of Regulation S-X states, "Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time." Please explain to us why you believe that these volumes should be characterized as a development project rather than a drilling program. Refer to Regulation S-X, Rules 4-10(a)(8), (a)(26), (a)(31)(ii) and Compliance and
Disclosure Interpretations, Questions 108.01, 131.03, 131.04 and
131.06 presented at http://www.sec.gov/divisions/corpfin/guidance/ oilandgas-interp.htm

Response
Gas from Sasol Petroleum International's (SPI) Mozambican Pande and Temane operations is presently sold under two long-term gas sales contracts which extend to 2029. The total proved gas reserves disclosed by SPI for Mozambique represent the future minimum off-take volumes (total contract quantity) under these contracts. Minimum delivery volumes are also specified in both contracts.

As a foundation for the significant increase in its gas production represented by the second of these gas contracts, SPI submitted an updated Field Development Plan (FDP) to the Mozambican authorities in 2007.
The initial steps in the revised FDP were development drilling in the Pande field and a 50% increase in the capacity of the Central Processing Facility (CPF). The FDP noted that additional wells and compression would be required at some point in the future but that the timing, estimated between 2015 and 2020 in the document, remained to be optimised on the basis of field performance. This FDP was subsequently approved by the Mozambican authorities.

Execution of the early elements of the FDP has already taken place. During 2007, nine Pande wells were drilled, in mid-2009 the Pande field was brought into production and at the end of 2011, the CPF expansion was brought into operation.

Since 2007, SPI has regularly reviewed production performance from the two fields and revised its plan for installation of the additional compression and wells. The current estimate is that additional wells will be required only after 2020 but that low-pressure compression should be installed in 2014.

The foregoing demonstrates that the additional wells and compression are a necessary part of the updated FDP as a necessity to fulfil contractual commitments to deliver gas. The additional wells and compression are therefore part of a multi-year development project and additional sales volumes associated with their implementation are appropriately classified as undeveloped reserves




We acknowledge that:
*	The Company is responsible for the adequacy and accuracy
of the disclosure in the filing;
*	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
*	The Company may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff's review of the Form 20-F for the year ended
30 June 2011. Should the Staff have any questions or require any additional information, please telephone the undersigned at +27-11-441-3435. My email address is christine.ramon@sasol.com.

Yours faithfully


/s/ Kandimathie Christine Ramon
Christine Ramon
Chief Financial Officer

Cc:	Lily Dang - Staff Accountant
	Mark Wojciechowski - Staff Accountant
	Caroline Kim ? Staff Attorney
	Timothy Levenberg - Special Counsel
Page 9 of 9







Sasol Limited   1979/003231/06
1 Sturdee Avenue Rosebank 2196   PO Box 5486  Johannesburg   2000   South Africa
Telephone +27 (0)11 441 3111   Facsimile +27 (0)11 788 5092   www.sasol.com

Directors: TH Nyasulu (Chairman) DE Constable (Chief Executive Officer) (Canadian) C Beggs HG Dijkgraaf (Dutch) VN Fakude (Executive) MSV Gantsho IN Mkhize MZ Mkhize MJN Njeke KC Ramon (Executive) JE Schrempp (German) Company Secretary: VD Kahla